

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

December 5, 2016

Via E-mail
Ms. Donna Brandin
Chief Financial Officer
Lightstone Real Estate Income Trust Inc.
1985 Cedar Bridge Avenue, Suite 1
Lakewood, NJ, 08701

> **Re:** **Lightstone Real Estate Income Trust Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed March 15, 2016**
> **File No. 333-200464**

Dear Ms. Brandin:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and
Commodities